As Filed with the Securities and Exchange Commission on October 25, 2007.

REGISTRATION NO. 333-________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FUELCELL ENERGY, INC.
(Exact Name of Registrant as Specified in Its Charter)
Delaware
(State or Other Jurisdiction of Incorporation or Organization)
3629
(Primary Standard Industrial Classification Code Number
06-0853042
(I.R.S. Employer Identification Number)
3 Great Pasture Road Danbury, Connecticut 06813 (203) 825-6000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
R. Daniel Brdar President, Chief Executive Officer and Chairman of the Board FuelCell Energy, Inc. 3 Great Pasture Road Danbury, Connecticut 06813 (203) 825-6000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies of All Communications to:

Richard A. Krantz, Esq.
Robinson & Cole LLP
Financial Centre
695 East Main Street
Stamford, Connecticut  06904
(203) 462-7500

Approximate Date of Commencement of Proposed Sale to the Public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock	500,000	$9.38	$4,690,000	$143.98

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based upon the average of the high and low prices of the common stock of the Registrant as reported by the Nasdaq Global Market on October 22, 2007.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED.  THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE.  THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED OCTOBER 25, 2007

PROSPECTUS

[LOGO]

500,000 Shares of Common Stock

_____________

FuelCell Energy, Inc. is filing this prospectus in connection with our offer of up to 500,000 shares of our common stock to certain of our employees as partial payment of annual bonuses earned and to be earned with respect to our future fiscal years ending October 31, 2007, 2008 and 2009. This offering will commence after the effectiveness of the registration statement of which this prospectus forms a part, and be made on a continuous basis thereafter for a period of three years from the effective date of the registration statement.

Our common stock is quoted on the Nasdaq Global Market under the symbol “FCEL”. The last reported sale price of our common stock on the Nasdaq Global Market on October 22, 2007 was $9.49 per share.

Our principal executive offices are located at 3 Great Pasture Road, Danbury, Connecticut 06813, and our telephone number is (203) 825-6000.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is [___________], 2007.

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 FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements that are based on current expectations, estimates and projections about our industry, management’s beliefs, and assumptions made by management. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed or forecasted in any forward-looking statements. The risks and uncertainties include those noted in “Risk Factors” above and in the documents incorporated by reference. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a continuous offering process. Under this continuous offering process, the selling shareholder may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities that may be offered by the selling shareholder. Each time the selling shareholder sells securities, the selling shareholder is required to provide you with this prospectus and, in certain cases, a prospectus supplement containing more specific information about the selling shareholder and the terms of the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should carefully read both this prospectus and any prospectus supplement, including documents incorporated by reference herein, together with the additional information described in the section entitled “Where You Can Find More Information.”

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and the accompanying supplement to this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or the accompanying prospectus supplement. This prospectus and the accompanying supplement to this prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and the accompanying supplement to this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and the accompanying prospectus supplement is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and any accompanying prospectus supplement is delivered or securities sold on a later date.

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SUMMARY

This summary highlights information contained elsewhere in this prospectus and in the documents incorporated by reference herein and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our business information, financial statements and the related notes, incorporated by reference in this prospectus, as well as the information set forth in any prospectus supplement. You should carefully consider, among other things, the matters discussed in the section entitled “Risk Factors.”

FuelCell Energy, Inc.

General

We are a world leader in the development and manufacture of fuel cell power plants for ultra-clean, efficient and reliable electric power generation. Our products are designed to meet the 24/7 baseload power needs of commercial, industrial, government and utility customers. To date, our products have generated over 180 million kilowatt hours of power and we are generating power at over 50 locations worldwide.

Our executive offices are located at 3 Great Pasture Road, Danbury, Connecticut 06813.  Our telephone number is (203) 825-6000. We maintain a web site at the following Internet address: www.fuelcellenergy.com. The information on our web site is not part of this prospectus.

Unless the context otherwise requires, references in this prospectus to “FuelCell,” “we,” “us” and “our” refer to FuelCell Energy, Inc.

As used in this prospectus, all degrees refer to Fahrenheit (oF), and kilowatt and megawatt numbers designate nominal or rated capacity of the referenced power plant. As used in this prospectus, “kilowatt” (kW) means 1,000 watts; “megawatt” (MW) means 1,000,000 watts; and “kilowatt hour” (kWh) is equal to 1 kW of power supplied to or taken from an electric circuit steadily for one hour. All dollar amounts are in U.S. dollars unless otherwise noted.

Summary of Business

FuelCell Energy develops, manufactures and markets ultra-clean power plants that generate electricity with up to twice the efficiency of conventional fossil fuel plants with virtually no air pollution and reduced greenhouse gas emissions. Our DFC power plants use a variety of fuels including renewable biogas and readily-available fuels such as natural gas and have generated more than 180 million kilowatt hours of power for commercial, industrial, municipal and utility customers. FuelCell Energy’s fuel cells are generating power at over 50 locations worldwide.

We have been developing fuel cell technology since our founding in 1969. Our core carbonate fuel cell products (“Direct FuelCell® or DFC® Power Plants”), offer stationary applications for customers. In addition to our current commercial products, we continue to develop our next generation of carbonate fuel cell and hybrid products as well as planar solid oxide fuel cell (“SOFC”) technology with our own and government research and development funds.

Our proprietary carbonate DFC power plants electrochemically (meaning without combustion) produce electricity directly from readily available hydrocarbon fuels, such as natural gas and biomass fuels. Customers buy fuel cells to improve reliability, reduce costs and reduce emissions.

We believe our products offer significant advantages compared to other power generation technologies:

•	Reliable 24/7 baseload power,
•	High fuel efficiency,
•	Ultra-clean (e.g. virtually zero emissions) and quiet operation,
•	Lower cost to generate electricity,
•	The ability to site units locally, and
•	provide high temperature heat for cogeneration applications.

Our core products, the DFC300, DFC1500 and DFC3000, are currently rated in capacity at 300 kW, 1.2 MW and 2.4 MW, respectively and are designed for applications up to 50 MW. Our products meet the baseload power requirements of a wide range of customers including wastewater treatment plants (municipal, such as sewage treatment facilities, and industrial, such as breweries and food processors), hotels, manufacturing facilities, universities, hospitals, telecommunications/data centers, government facilities, as well as grid support applications for utility customers.  Our DFC power plants can be part of a total onsite power generation solution for customers with our high efficiency products providing the baseload power with grid-delivered electricity and intermittent power, such as solar, or less efficient combustion-based equipment providing peaking and load following energy needs. Our fuel cells offer flexible siting and easy permitting. Our products are also ideal for meeting the needs of utilities and the Renewable Portfolio Standards (“RPS”) clean energy mandates now in 25 states and Washington D.C.

The market is beginning to recognize the advantages of stationary fuel cell power. Volatile fuel and energy prices, the ratification of the Kyoto Protocol by over 160 countries since 2005, and worldwide efforts to minimize greenhouse gases like carbon dioxide and other harmful emissions with mandates for significant increases in clean electric power generation, are placing greater emphasis on ultra-clean, high efficiency distributed generation power. Electric generation without combustion significantly reduces harmful pollutants such as NOX, SOX and particulates. Higher fuel efficiency results in lower emissions of carbon dioxide, a major contributor of harmful greenhouse gases, and also results in less fuel needed per kWh of electricity generated and Btu of heat produced, thereby reducing exposure to volatile natural gas costs and minimizing operating costs. With increasing demand for renewable and ultra-clean power options, and increased volatility and uncertainty in electric markets, our customers gain control of power generation economics, reliability and emissions.

Our business strategy is to expand our leadership position in key markets, build multi-megawatt markets and continue to reduce the costs of our products. We believe that with the emergence of the RPS markets, the growth of the California and Asia markets and continuing product cost reduction, we are well positioned to move to profitability. At a sustained annual order and production volume of approximately 35 MW to 50 MW, depending on product mix, geographic location and other variables such as fuel prices, we can reach gross margin breakeven. Our net income break-even can be achieved at a sustained annual order and volume production of approximately 75-100 MW assuming a mix of sub-MW and MW sales. With the multi-MW order potential of Asia, Connecticut and California, our 2.4 MW DFC3000 is expected to become gross margin profitable with volume. Thus, if product mix trends more toward MW and multi-MW orders, we believe that profitability can be achieved at annual volumes lower than 75 MW.

Customers buy our fuel cells for reliability, cost and environmental demands. There are currently strong incentive programs in our target markets including California and the Northeast in the U.S., South Korea and Japan in Asia and Germany in Europe that make the cost of clean power solutions including fuel cells, wind and solar, competitive. We believe that with continued cost reduction of our products and increased volume, our products will be cost competitive on an unsubsidized basis against the grid and other distributed generation products, such as engines.

Recent Developments

Versa Investment

In June 2007, we invested $2.0 million in Versa Power Systems, Inc. (Versa) in the form of a convertible note. This investment would bring the Company’s ownership percentage in Versa to approximately 43% should this note be converted. In conjunction with this investment we also received warrants for the right to purchase an additional 2,286 shares of Versa common stock at an exercise price of $175 per share. Versa is a leading planar solid-oxide technology developer and is a subcontractor for the Company on the Department of Energy’s large-scale hybrid project to develop a coal-based, multi-megawatt solid oxide fuel cell-based hybrid system.

Increase in Production Rate

The Company is currently ramping its annual production rate from 11 MW to 25 MW and increasing physical plant capacity for MW class products in response to the current and anticipated demand from Asia and California,. We expect to invest approximately $10 - $15 million over the next fifteen months to increase the physical plant capacity to approximately 60 MW of annual production volume.

The Offering

Common stock offered	500,000 shares.

Common stock to be outstanding after this offering	68,526,496 shares.(1)

Use of proceeds
We are registering 500,000 shares of our common stock on a registration statement on Form S-1, for which this prospectus forms a part, which may be offered to certain of our employees as partial payment for annual bonuses earned and to be earned by such employees with respect to our performance targets for future fiscal years ending October 31, 2007, 2008 and 2009. No proceeds will be received by us from the offer and issuance of these shares. We may actually offer fewer shares to employees depending on such factors as actual performance of the employees and future market prices of the Company's stock. See section entitled “Use of Proceeds”.

Risk factors	See section entitled “Risk Factors” and other information in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Dividend policy	We have never paid a cash dividend on our common stock and do not anticipate paying any cash dividends on common stock in the foreseeable future.

Nasdaq Global Market symbol	FCEL.

(1) The above outstanding share information is based upon shares of our common stock outstanding as of September 30, 2007. The above outstanding share information excludes:
•approximately 5,457,022 shares of our common stock issuable upon conversion of 64,120 shares of our 5% Series B Cumulative Convertible Perpetual Preferred Stock;
•207,952 shares of our common stock issuable upon conversion of the Series 1 preferred shares issued by FuelCell Energy, Ltd., our wholly-owned Canadian subsidiary (formerly known as FCE Canada, Inc.);
•905,000 shares of our common stock issuable upon the exercise of warrants outstanding at September 30, 2007;
•5,353,886 shares of our common stock issuable upon the exercise of options outstanding at September 30, 2007 under our stock option plans;
•2,041,886 shares of our common stock available for future issuance under our stock option plans; and
•308,270 shares of our common stock available for future issuance under our employee stock purchase plan.

Summary Financial Information

The selected consolidated financial data presented below for each of the years in the five-year period ended October 31, 2006 have been derived from our audited consolidated financial statements, respectively, together with the notes thereto incorporated by reference in this prospectus. The data set forth below is qualified by reference to, and should be read in conjunction with, such financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference in this prospectus.

(Amounts presented in thousands, except for per share amounts)

Consolidated Statement of Operations Data:

		For the fiscal year ended October 31,
	For the nine months ended July 31, 2007	2006	2005	2004	2003	2002
Revenues:
Product sales and revenue	$21,567	$21,514	$17,398	$12,636	$16,081	$7,656
Research and development contracts	10,194	11,774	12,972	18,750	17,709	33,575
Total revenues	31,761	33,288	30,370	31,386	33,790	41,231
Costs and expenses:
Cost of product sales and revenues	44,679	61,526	52,067	39,961	50,391	32,129
Cost of research and development contracts	8,758	10,330	13,183	27,290	35,827	45,664
Administrative and selling expenses	13,866	17,759	14,154	14,901	12,631	10,451
Research and development expenses	20,489	24,714	21,840	26,677	8,509	6,806
Purchased in-process research and development	—	—	—	12,200	—	—
Total costs and expenses	87,792	114,329	101,244	121,029	107,358	95,050

Loss from operations	(56,031)	(81,041)	(70,874)	(89,643)	(73,568)	(53,819)
License fee income, net	34	42	70	19	270	270
Interest expense	(72)	(103)	(103)	(137)	(128)	(160)
Loss from equity investments	(1,032)	(828)	(1,553)	—	—	—
Interest and other income, net	5,654	5,718	5,526	2,472	6,012	4,876
Redeemable minority interest	(1,233)	107	—	—	—	—
Provision for taxes	—	—	—	—	—	(7)
Loss from continuing operations	(52,680)	(76,105)	(66,934)	(87,289)	(67,414)	(48,840)
Discontinued operations, net of tax	—	—	(1,252)	846	—	—
Net loss	(52,680)	(76,105)	(68,186)	(86,443)	(67,414)	(48,840)
Preferred stock dividends	(2,406)	(8,117)	(6,077)	(964)	—	—
Net loss to common shareholders	$(55,086)	$(84,222)	$(74,263)	$(87,407)	$(67,414)	$(48,840)

Basic and diluted loss per share:
Continuing operations	$(.92)	$(1.65)	$(1.51)	$(1.84)	$(1.71)	$(1.25)
Discontinued operations	—	—	(.03)	0.01	—	—
Net loss to common shareholders	$(.92)	$(1.65)	$(1.54)	$(1.83)	$(1.71)	$(1.25)
Basic and diluted weighted average shares Outstanding	59,967	51,047	48,261	47,875	39,342	39,135

Consolidated Balance Sheet Data:

	As of July 31,	As of October 31,
	2007	2006	2005	2004	2003	2002
Cash, cash equivalents and short term investments (U.S. treasury securities)	$167,542	$107,533	$136,032	$152,395	$134,750	$205,996
Working capital	171,466	104,307	140,736	156,798	143,998	218,423
Total current assets	209,278	133,709	161,894	178,866	160,792	234,739
Long-term investments (U.S. treasuries)	—	13,054	43,928	—	18,690	14,542
Total assets	262,863	206,652	265,520	236,510	223,363	289,803
Total current liabilities	37,812	29,402	21,158	22,070	16,794	16,316
Total non-current liabilities	5,455	5,840	2,892	1,476	1,484	1,785
Redeemable minority interest	11,464	10,665	11,517	10,259	—	—
Redeemable preferred stock	59,950	59,950	98,989	—	—	—
Total shareholders’ equity	148,182	100,795	130,964	202,705	205,085	271,702
Book value per share(1)	$2.18	$1.90	$2.70	$4.21	$5.20	$6.93
________
(1) Calculated as total shareholders’ equity divided by common shares issued and outstanding as of the balance sheet date.

RISK FACTORS

Investing in our securities involves risks. Before investing in our securities, you should carefully consider the following risk factors as well as the other information included and incorporated by reference in this prospectus. If any of the following risks actually occur, our business, financial condition, or results of operations and could be materially and adversely affected. In such cases, the trading price of our securities could decline, and you may lose all or part of your investment.

We have recently incurred losses and anticipate continued losses and negative cash flow.

We have been transitioning from a contract research and development company to a commercial products developer and manufacturer. As such, we have not been profitable since our fiscal year ended October 31, 1997. We expect to continue to incur net losses and generate negative cash flow until we can produce sufficient revenues to cover our costs. We may never become profitable. Even if we do achieve profitability, we may be unable to sustain or increase our profitability in the future. For the reasons discussed in more detail below, there are substantial uncertainties associated with our achieving and sustaining profitability. We have, from time to time, sought financing in the public markets in order to fund operations. Our future ability to obtain such financing, if required, could be impaired by a variety of factors including the price of our common stock and general market conditions.

Our cost reduction strategy may not succeed or may be significantly delayed, which may result in our inability to offer our products at competitive prices and may adversely affect our sales.

Our cost reduction strategy is based on the assumption that a significant increase in production will result in economies of scale. In addition, our cost reduction strategy relies on advancements in our manufacturing process, global competitive sourcing, engineering design and technology (including projected power output). Failure to achieve our cost reduction targets would have a material adverse effect on our commercialization plans and, therefore, our business, prospects, results of operations and financial condition.

Our products will compete with products using other energy sources, and if the prices of the alternative sources are lower than energy sources used by our products, sales of our products will be adversely affected.

Our Direct FuelCell® has been operated using a variety of hydrocarbon fuels, including natural gas, methanol, diesel, biogas, coal gas, coal mine methane and propane. If these fuels are not readily available or if their prices increase such that electricity produced by our products costs more than electricity provided by other generation sources, our products would be less economically attractive to potential customers. In addition, we have no control over the prices of several types of competitive energy sources such as oil, gas or coal. Significant decreases (or short term increases) in the price of these fuels could also have a material adverse effect on our business because other generation sources could be more economically attractive to consumers than our products.

We have signed long-term power purchase and service agreements with customers which are subject to market conditions and operating risks that may affect our operating results.

Under the terms of our power purchase agreements, customers agree to purchase power from our fuel cell power plants at negotiated rates, generally for periods of five to ten years. Electricity rates are generally a function of the customer’s current and future electricity pricing available from the grid. Revenues are earned and collected under these PPAs as power is produced. As owner of the power plants in these PPA entities, we are responsible for all operating costs necessary to maintain, monitor and repair the power plants. Under certain agreements, we are also responsible for procuring fuel, generally natural gas, to run the power plants. Should electricity rates decrease or operating costs increase from our original estimates, our results of operations could be negatively impacted. We have qualified for incentive funding for these projects in California under the states’ Self Generation Incentive Funding Program and from other government programs. Funds are payable upon commercial installation and demonstration of the plant and may require return of the funds for failure of certain performance requirements. Revenue related to these incentive funds is recognized ratably over the performance period. We are not required to produce minimum amounts of power under our PPA agreements and we have the right to terminate PPA agreements by giving written notice to the customer, subject to certain exit costs.

We have contracted with certain customers to provide service of fuel cell power plants over terms ranging from one to thirteen years. Under the provisions of these contracts, we provide services to maintain, monitor and repair customer power plants. Pricing for service contracts is based upon estimates of future costs, which given the early stage of development could be materially different from actual expenses.

We extend product warranties which could affect our operating results.

We warranty our products for a specific period of time against manufacturing or performance defects. As we have limited operating experience, warranty costs are expensed as incurred. As a result operating results could be negatively impacted should there be product manufacturing or performance defects.

We currently face and will continue to face significant competition.

Our Direct FuelCell® currently faces, and will continue to face, significant competition. We compete on the basis of our products’ reliability, fuel efficiency, environmental considerations and cost. Technological advances in alternative energy products or improvements in the electric grid or other sources of power generation, or other fuel cell technologies may negatively affect the development or sale of some or all of our products or make our products non-competitive or obsolete prior to commercialization or afterwards. Other companies, some of which have substantially greater resources than ours, are currently engaged in the development of products and technologies that are similar to, or may be competitive with, our products and technologies.

Several companies in the U.S. are involved in fuel cell development, although we believe we are the only domestic company engaged in significant manufacturing and commercialization of carbonate fuel cells. Emerging fuel cell technologies (and companies developing them) include proton exchange membrane fuel cells (Ballard Power Systems, Inc.; United Technologies Corp. or UTC Fuel Cells; and Plug Power), phosphoric acid fuel cells (UTC Fuel Cells) and solid oxide fuel cells (Siemens Westinghouse Electric Company, SOFCo, General Electric, Delphi, Rolls Royce and Acumentrics). Each of these competitors has the potential to capture market share in our target markets.

There are other potential carbonate fuel cell competitors internationally. In Europe, a company in Italy, Ansaldo Fuel Cells, is actively engaged in carbonate fuel cell development and is a potential competitor.

Other than fuel cell developers, we must also compete with such companies as Caterpillar, Cummins, and Detroit Diesel, which manufacture more mature combustion-based equipment, including various engines and turbines, and have well-established manufacturing, distribution, and operating and cost features. Significant competition may also come from gas turbine companies like General Electric, Ingersoll Rand, Solar Turbines and Kawasaki, which have recently made progress in improving fuel efficiency and reducing pollution in large-size combined cycle natural gas fueled generators. These companies have also made efforts to extend these advantages to smaller sizes.

We have large and influential stockholders, which may make it difficult for a third party to acquire our common stock.

As of September 30, 2007, our largest three institutional shareholders each own more than 5%, but less than 10%, of our outstanding common stock. POSCO Power owns approximately 6% of our outstanding common stock. MTU Friedrichshafen GmbH (“MTU”) owns approximately 4% of our outstanding common stock and MTU is the sole owner of our European licensee, CFC Solutions GmbH. MTU was acquired by the private equity fund EQT IV in March 2006, which now operates under the name Tognum GmbH. James D. Gerson beneficially owns approximately 2% of our outstanding common stock. Loeb Investors Co. LXXV beneficially owns approximately 1% of our outstanding common stock. These ownership levels could make it difficult for a third party to acquire our common stock or have input into the decisions made by our board of directors, which include Michael Bode (Chief Executive Officer of CFC Solutions GmbH), James D. Gerson, and Thomas L. Kempner (Chairman and Chief Executive Officer of an affiliate of Loeb Investors Co. LXXV). CFC and POSCO Power are also a licensee of our technology and purchasers of Direct FuelCell® products. Therefore, it may be in their interests to possess substantial influence over matters concerning our overall strategy and technological and commercial development.

CFC may develop competing technologies.

CFC Solutions GmbH is currently developing carbonate fuel cell technology. If this technology does not use DFC know-how, CFC must use good faith efforts to license the technology to us. If CFC is successful but does not grant us a license, it may be directly competing with us while having a significant ownership interest in us, and a seat on our board of directors. We have agreed with CFC to continue developing products with as much commonality as possible. However, the license agreement between us and CFC provides that each of us retains the right to independently pursue the development of carbonate fuel cell technologies.

We have limited experience manufacturing our Direct FuelCell® products on a commercial basis, which may adversely affect our planned increases in production capacity and our ability to satisfy customer requirements.

We have limited experience manufacturing our Direct FuelCell® products on a commercial basis. Our manufacturing, testing and conditioning facilities have equipment in place for a production capacity of 50 MW per year. We expect that we will then increase our manufacturing capacity based on market demand. We cannot be sure that we will be able to achieve any planned increases in production capacity. Also, as we scale up our production capacity, we cannot be sure that unplanned failures or other technical problems relating to the manufacturing process will not occur.

Even if we are successful in achieving our planned increases in production capacity, we cannot be sure that we will do so in time to meet our product commercialization schedule or to satisfy the requirements of our customers. Additionally, we cannot be sure that we will be able to develop efficient, low-cost manufacturing capabilities and processes (including automation) that will enable us to meet our cost goals and profitability projections. Our failure to develop advanced manufacturing capabilities and processes, or meet our cost goals, could have a material adverse effect on our business, prospects, results of operations and financial condition.

Unanticipated increases or decreases in business growth may result in adverse financial consequences for us.

If our business grows more quickly than we anticipate, our existing and planned manufacturing facilities may become inadequate and we may need to seek out new or additional space, at considerable cost to us. If our business does not grow as quickly as we expect, our existing and planned manufacturing facilities would, in part, represent excess capacity for which we may not recover the cost; in that circumstance, our revenues may be inadequate to support our committed costs and our planned growth and our gross margins and business strategy would be adversely affected.

Our plans are dependent on market acceptance of our Direct FuelCell® products.

Our plans are dependent upon market acceptance of, as well as enhancements to, those products. Fuel cell systems represent an emerging market, and we cannot be sure that potential customers will accept fuel cells as a replacement for traditional power sources. As is typical in a rapidly evolving industry, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty and risk. Since the distributed generation market is still evolving, it is difficult to predict with certainty the size of the market and its growth rate. The development of a market for our Direct FuelCell® products may be affected by many factors that are out of our control, including:

• the cost competitiveness of our fuel cell products;

• the future costs of natural gas and other fuels used by our fuel cell products;

• consumer reluctance to try a new product;

• perceptions of the safety of our fuel cell products;

• the market for distributed generation;

• local permitting and environmental requirements; and

• the emergence of newer, more competitive technologies and products.

If a sufficient market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred in the development of Direct FuelCell® products and may never achieve profitability.

As we continue to commercialize our Direct FuelCell® products, we will continue to develop warranties, production guarantees and other terms and conditions relating to our products that will be acceptable to the marketplace, and continue to develop a service organization that will aid in servicing our products and obtain self-regulatory certifications, if available, with respect to our products. Failure to achieve any of these objectives may also slow the development of a sufficient market for our products and, therefore, have a material adverse effect on our results of operations.

Our government research and development contracts are subject to the risk of termination by the contracting party and we may not realize the full amounts allocated under the contracts due to the lack of Congressional appropriations.

A portion of our fuel cell revenues have been derived from long-term cooperative agreements and other contracts with the U.S. DOE, the U.S. Department of Defense, the U.S. Navy and other U.S. government agencies. These agreements are important to the continued development of our technology and our products.

Generally, our U.S. government research and development contracts, are subject to the risk of termination at the convenience of the contracting agency. Furthermore, these contracts, irrespective of the amounts allocated by the contracting agency, are subject to annual Congressional appropriations and the results of government or agency sponsored reviews and audits of our cost reduction projections and efforts. We can only receive funds under these contracts ultimately made available to us annually by Congress as a result of the appropriations process. Accordingly, we cannot be sure whether we will receive the full amounts awarded under our government research and development or other contracts. Failure to receive the full amounts under any of our government research and development contracts could materially and adversely affect our business prospects, results of operations and financial condition.

A negative government audit could result in an adverse adjustment of our revenue and costs and could result in civil and criminal penalties

Government agencies, such as the Defense Contract Audit Agency, routinely audit and investigate government contractors. These agencies review a contractor’s performance under its contracts, cost structure and compliance with applicable laws, regulations and standards. If the agencies determine through these audits or reviews that we improperly allocated costs to specific contracts, they will not reimburse us for these costs. Therefore, an audit could result in adjustments to our revenue and costs.

Further, although we have internal controls in place to oversee our government contracts, no assurance can be given that these controls are sufficient to prevent isolated violations of applicable laws, regulations and standards. If the agencies determine that we or one of our subcontractors engaged in improper conduct, we may be subject to civil or criminal penalties and administrative sanctions, payments, fines and suspension or prohibition from doing business with the government, any of which could materially affect our financial condition.

The U.S. government has certain rights relating to our intellectual property, including restricting or taking title to certain patents.

Many of our U.S. patents relating to our fuel cell technology are the result of government-funded research and development programs. Two of our patents that were the result of DOE-funded research prior to January 1988 (the date that we qualified as a “small business”) are owned by the U.S. government and have been licensed to us. This license is revocable only in the limited circumstances where it has been demonstrated that we are not making an effort to commercialize the invention. We own all patents resulting from research funded by our DOE contracts awarded after January 1988 to date, based on our “small business” status when each contract was awarded. Under current regulations, patents resulting from research funded by government agencies other than the DOE are owned by us, whether or not we are a “small business.”

Ten U.S. patents that we own have resulted from government-funded research and are subject to the risk of exercise of “march-in” rights by the government. March-in rights refer to the right of the U.S. government or a government agency to exercise its non-exclusive, royalty-free, irrevocable worldwide license to any technology developed under contracts funded by the government if the contractor fails to continue to develop the technology. These “march-in” rights permit the U.S. government to take title to these patents and license the patented technology to third parties if the contractor fails to utilize the patents. In addition, our DOE-funded research and development agreements also require us to agree that we will not provide to a foreign entity any fuel cell technology subject to that agreement unless the fuel cell technology will be substantially manufactured in the U.S. Accordingly, we could lose some or all of the value of these patents.

A failure to qualify as a “small business” could adversely affect our rights to own future patents under DOE-funded contracts.

Qualifying as a “small business” under DOE contracts allows us to own the patents that we develop under DOE contracts. A “small business” under applicable government regulations generally consists of no more than 500 employees. If we continue to grow, we will no longer qualify as a “small business” and no longer own future patents we develop under future contracts, grants or cooperative agreements funded by the DOE based on such certification, unless we obtain a patent waiver from the DOE. Should we not obtain a patent waiver and outright ownership, we would nevertheless retain exclusive rights to any such patents, so long as we continue to commercialize the technology covered by the patents. As a result of our acquisition of Global Thermoelectric Inc., the number of our employees increased and therefore, we temporarily did not qualify as a “small business.” Following the sale of Global Thermoelectric Inc. and its TEG product line on May 27, 2004, we again qualified as a “small business”; however, we cannot assure you that we will continue to qualify as a “small business” in the future.

Our future success and growth is dependent on our distribution strategy.

We cannot assure you that we will enter into distributor relationships that are consistent with, or sufficient to support, our commercialization plans or our growth strategy or that these relationships will be on terms favorable to us. Even if we enter into these types of relationships, we cannot assure you that the distributors with which we form relationships will focus adequate resources on selling our products or will be successful in selling them. Some of these distributor arrangements have or will require that we grant exclusive distribution rights to companies in defined territories. These exclusive arrangements could result in us being unable to enter into other arrangements at a time when the distributor with which we form a relationship is not successful in selling our products or has reduced its commitment to marketing our products. In addition, certain distributor arrangements include, and some future distributor arrangements may also include, the issuance of equity and warrants to purchase our equity, which may have an adverse effect on our stock price. To the extent we enter into distributor relationships, the failure of these distributors in assisting us with the marketing and distribution of our products may adversely affect our results of operations and financial condition.

We cannot be sure that CFC Solutions GmbH will continue to, or original equipment manufacturers (“OEMs”) will, manufacture or package products using our Direct FuelCell® components. In this area, our success will largely depend upon our ability to make our products compatible with the power plant products of OEMs and the ability of these OEMs to sell their products containing our products. In addition, some OEMs may need to redesign or modify their existing power plant products to fully incorporate our products. Accordingly, any integration, design, manufacturing or marketing problems encountered by CFC or other OEMs could adversely affect the market for our Direct FuelCell® products and, therefore, our business, prospects, results of operations and financial condition.

We depend on third party suppliers for the development and supply of key components for Direct FuelCell® products.

We purchase several key components of our Direct FuelCell® products from other companies and rely on third-party suppliers for the balance-of-plant components in our Direct FuelCell® products. There are a limited number of suppliers for some of the key components of Direct FuelCell® products. A supplier’s failure to develop and supply components in a timely manner or to supply components that meet our quality, quantity or cost requirements or technical specifications or our inability to obtain alternative sources of these components on a timely basis or on terms acceptable to us could harm our ability to manufacture our Direct FuelCell® products. In addition, to the extent the processes that our suppliers use to manufacture components are proprietary, we may be unable to obtain comparable components from alternative suppliers.

We do not know when or whether we will secure long-term supply relationships with any of our suppliers or whether such relationships will be on terms that will allow us to achieve our objectives. Our business, prospects, results of operations and financial condition could be harmed if we fail to secure long-term relationships with entities that will supply the required components for our Direct FuelCell® products.

We depend on our intellectual property, and our failure to protect that intellectual property could adversely affect our future growth and success.

Failure to protect our existing intellectual property rights may result in the loss of our exclusivity or the right to use our technologies. If we do not adequately ensure our freedom to use certain technology, we may have to pay others for rights to use their intellectual property, pay damages for infringement or misappropriation or be enjoined from using such intellectual property. We rely on patent, trade secret, trademark and copyright law to protect our intellectual property. The patents that we have obtained will expire between 2008 and 2024 and the average remaining life of our U.S. patents is approximately 11.4 years.

Some of our intellectual property is not covered by any patent or patent application and includes trade secrets and other know-how that is not patentable, particularly as it relates to our manufacturing processes and engineering design. In addition, some of our intellectual property includes technologies and processes that may be similar to the patented technologies and processes of third parties. If we are found to be infringing third-party patents, we do not know whether we will able to obtain licenses to use such patents on acceptable terms, if at all. Our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, we cannot assure you that:

• any of the U.S., Canadian or other foreign patents owned by us or other patents that third parties license to us will not be invalidated, circumvented, challenged, rendered unenforceable or licensed to others; or,

• any of our pending or future patent applications will be issued with the breadth of claim coverage sought by us, if issued at all.

In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain foreign countries.

We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors’ rights agreements with our subcontractors, vendors, suppliers, consultants, strategic partners and employees. We cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships. Certain of our intellectual property has been licensed to us on a non-exclusive basis from third parties that may also license such intellectual property to others, including our competitors. If our licensors are found to be infringing third-party patents, we do not know whether we will be able to obtain licenses to use the intellectual property licensed to us on acceptable terms, if at all.

If necessary or desirable, we may seek extensions of existing licenses or further licenses under the patents or other intellectual property rights of others. However, we can give no assurances that we will obtain such extensions or further licenses or that the terms of any offered licenses will be acceptable to us. The failure to obtain a license from a third party for intellectual property that we use at present could cause us to incur substantial liabilities, and to suspend the manufacture or shipment of products or our use of processes requiring the use of that intellectual property.

While we are not currently engaged in any material intellectual property litigation, we could become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or commence lawsuits against others who we believe are infringing upon our rights. Our involvement in intellectual property litigation could result in significant expense to us, adversely affecting the development of sales of the challenged product or intellectual property and diverting the efforts of our technical and management personnel, whether or not that litigation is resolved in our favor.

Our future success will depend on our ability to attract and retain qualified management and technical personnel.

Our future success is substantially dependent on the continued services and on the performance of our executive officers and other key management, engineering, scientific, manufacturing and operating personnel, particularly R. Daniel Brdar, our Chief Executive Officer and the Chairman of the Board of Directors. The loss of the services of any executive officer, including Mr. Brdar, or other key management, engineering, scientific, manufacturing and operating personnel, could materially adversely affect our business. Our ability to achieve our development and commercialization plans will also depend on our ability to attract and retain additional qualified management and technical personnel. Recruiting personnel for the fuel cell industry is competitive. We do not know whether we will be able to attract or retain additional qualified management and technical personnel. Our inability to attract and retain additional qualified management and technical personnel, or the departure of key employees, could materially and adversely affect our development and commercialization plans and, therefore, our business, prospects, results of operations and financial condition.

Our management may be unable to manage rapid growth effectively.

We may rapidly expand our manufacturing capabilities, accelerate the commercialization of our products and enter a period of rapid growth, which will place a significant strain on our senior management team and our financial and other resources. Any expansion may expose us to increased competition, greater overhead, marketing and support costs and other risks associated with the commercialization of a new product. Our ability to manage rapid growth effectively will require us to continue to improve our operations, to improve our financial and management information systems and to train, motivate and manage our employees. Difficulties in effectively managing the budgeting, forecasting and other process control issues presented by such a rapid expansion could harm our business, prospects, results of operations and financial condition.

We may be affected by environmental and other governmental regulation.

We are subject to federal, state, provincial or local regulation with respect to, among other things, emissions and siting. Assuming no co-generation applications are used in conjunction with our Direct FuelCell® plants, they will discharge humid flue gas at temperatures of up to 800o F, water at temperatures of approximately 10-20 o F above surrounding air temperatures and carbon dioxide.

In addition, it is possible that industry-specific laws and regulations will be adopted covering matters such as transmission scheduling, distribution and the characteristics and quality of our products, including installation and servicing. These regulations could limit the growth in the use of carbonate fuel cell products, decrease the acceptance of fuel cells as a commercial product and increase our costs and, therefore, the price of our Direct FuelCell® products. Accordingly, compliance with existing or future laws and regulations could have a material adverse effect on our business, prospects, results of operations and financial condition.

Utility companies could impose customer fees or interconnection requirements on our customers that could make our products less desirable.

Utility companies commonly charge fees to larger, industrial customers for disconnecting from the electric grid or for having the capacity to use power from the electric grid for back up purposes. These fees could increase the cost to our customers of using our Direct FuelCell® products and could make our products less desirable, thereby harming our business, prospects, results of operations and financial condition.

Several states have created and adopted or are in the process of creating their own interconnection regulations covering both technical and financial requirements for interconnection to utility grids. Depending on the complexities of the requirements, installation of our systems may become burdened with additional costs that might have a negative impact on our ability to sell systems. The Institute of Electrical and Electronics Engineers has been working to create an interconnection standard addressing the technical requirements for distributed generation to interconnect to utility grids. Many parties are hopeful that this standard will be adopted nationally to help reduce the barriers to deployment of distributed generation such as fuel cells; however this standard may not be adopted nationally thereby limiting the commercial prospects and profitability of our fuel cell systems.

We could be liable for environmental damages resulting from our research, development or manufacturing operations.

Our business exposes us to the risk of harmful substances escaping into the environment, resulting in personal injury or loss of life, damage to or destruction of property, and natural resource damage. Depending on the nature of the claim, our current insurance policies may not adequately reimburse us for costs incurred in settling environmental damage claims, and in some instances, we may not be reimbursed at all. Our business is subject to numerous federal, state and local laws and regulations that govern environmental protection and human health and safety. We believe that our businesses are operating in compliance in all material respects with applicable environmental laws, however these laws and regulations have changed frequently in the past and it is reasonable to expect additional and more stringent changes in the future.

Our operations may not comply with future laws and regulations and we may be required to make significant unanticipated capital and operating expenditures. If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines and penalties on us or to revoke or deny the issuance or renewal of operating permits and private parties may seek damages from us. Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims.

 We may be required to conduct environmental remediation activities, which could be expensive.

We are subject to a number of environmental laws and regulations, including those concerning the handling, treatment, storage and disposal of hazardous materials. These environmental laws generally impose liability on present and former owners and operators, transporters and generators for remediation of contaminated properties. We believe that our businesses are operating in compliance in all material respects with applicable environmental laws, many of which provide for substantial penalties for violations. We cannot assure you that future changes in such laws, interpretations of existing regulations or the discovery of currently unknown problems or conditions will not require substantial additional expenditures. Any noncompliance with these laws and regulations could subject us to material administrative, civil or criminal penalties or other liabilities. In addition, we may be required to incur substantial costs to comply with current or future environmental and safety laws and regulations.

Our products use inherently dangerous, flammable fuels, operate at high temperatures and use corrosive carbonate material, each of which could subject our business to product liability claims.

Our business exposes us to potential product liability claims that are inherent in products that use hydrogen. Our products utilize fuels such as natural gas and convert these fuels internally to hydrogen that is used by our products to generate electricity. The fuels we use are combustible and may be toxic. In addition, our Direct FuelCell® products operate at high temperatures and our Direct FuelCell® products use corrosive carbonate material, which could expose us to potential liability claims. Although we have comprehensive safety, maintenance and training programs in place, we cannot guarantee there will not be accidents. Any accidents involving our products or other hydrogen-using products could materially impede widespread market acceptance and demand for our Direct FuelCell® products. In addition, we might be held responsible for damages beyond the scope of our insurance coverage. We also cannot predict whether we will be able to maintain our insurance coverage on acceptable terms.

We are subject to risks inherent in international operations.

Since we market our Direct FuelCell® products both inside and outside the U.S. and Canada, our success depends, in part, on our ability to secure international customers and our ability to manufacture products that meet foreign regulatory and commercial requirements in target markets. We have limited experience developing and manufacturing our products to comply with the commercial and legal requirements of international markets. In addition, we are subject to tariff regulations and requirements for export licenses, particularly with respect to the export of some of our technologies. We face numerous challenges in our international expansion, including unexpected changes in regulatory requirements, fluctuations in currency exchange rates, longer accounts receivable requirements and collections, difficulties in managing international operations, potentially adverse tax consequences, restrictions on repatriation of earnings and the burdens of complying with a wide variety of international laws. Any of these factors could adversely affect our operations and revenues.

Our stock price has been and could remain volatile.

The market price for our common stock has been and may continue to be volatile and subject to extreme price and volume fluctuations in response to market and other factors, including the following, some of which are beyond our control:

• failure to meet our product development and commercialization milestones;

• variations in our quarterly operating results from the expectations of securities analysts or investors;

• downward revisions in securities analysts’ estimates or changes in general market conditions;

• announcements of technological innovations or new products or services by us or our competitors;

• announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

• additions or departures of key personnel;

• investor perception of our industry or our prospects;

• insider selling or buying;

• demand for our common stock; and

• general technological or economic trends.

In the past, following periods of volatility in the market price of their stock, many companies have been the subjects of securities class action litigation. If we became involved in securities class action litigation in the future, it could result in substantial costs and diversion of management’s attention and resources and could harm our stock price, business, prospects, results of operations and financial condition.

Provisions of Delaware and Connecticut law and of our charter and by-laws may make a takeover more difficult.

Provisions in our certificate of incorporation and by-laws and in Delaware and Connecticut corporate law may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and board of directors. Public stockholders who might desire to participate in such a transaction may not have an opportunity to do so. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or change in our management and board of directors.

We depend on relationships with strategic partners, and the terms and enforceability of many of these relationships are not certain.

We have entered into relationships with strategic partners for design, product development and distribution of our existing products, and products under development, some of which may not have been documented by a definitive agreement. The terms and conditions of many of these agreements allow for termination by the partners. Termination of any of these agreements could adversely affect our ability to design, develop and distribute these products to the marketplace. We cannot assure you that we will be able to successfully negotiate and execute definitive agreements with any of these partners, and failure to do so may effectively terminate the relevant relationship.

Future sales of substantial amounts of our common stock could affect the market price of our common stock.

Future sales of substantial amounts of our common stock, or securities convertible or exchangeable into shares of our common stock, into the public market, including shares of our common stock issued upon exercise of options and warrants, or perceptions that those sales could occur, could adversely affect the prevailing market price of our common stock and our ability to raise capital in the future.

The rights of the Series 1 preferred shares and Series B preferred stock could negatively impact FuelCell.

The terms of the Series 1 preferred shares issued by FuelCell Energy, Ltd., our wholly-owned, indirect subsidiary, provide rights to the holder, Enbridge Inc. (“Enbridge”), including dividend and conversion rights among others that could negatively impact us. For example, the terms of the Series 1 preferred shares provide that the holders are entitled to receive cumulative dividends for each calendar quarter for so long as such shares are outstanding. Assuming the exchange rate for Canadian dollars is Cdn.$1.0082 to U.S.$1.00 (exchange rate on October 1, 2007) at the time of the applicable dividend payment date, we are required to pay a preferred dividend of approximately $309,958 per calendar quarter, subject to reduction in accordance with the terms of the Series 1 preferred shares. The terms of the Series 1 preferred shares also require that the holder be paid any accrued and unpaid dividends on December 31, 2010. To the extent that there is a significant amount of accrued dividends that is unpaid as of December 31, 2010 and we do not have sufficient working capital at that time to pay the accrued dividends, our financial condition could be adversely affected. We have guaranteed these dividend obligations, including paying a minimum of Cdn.$500,000 in cash annually to Enbridge for so long as Enbridge holds the Series 1 preferred shares. We have also guaranteed the liquidation obligations of FuelCell Energy, Ltd. under the Series 1 preferred shares.

We are also required to issue common stock to the holder of the Series 1 preferred shares if and when the holder exercises its conversion rights. The number of shares of common stock that we may issue upon conversion could be significant and dilutive to our existing stockholders. For example, assuming the holder of the Series 1 preferred shares exercises its conversion rights after July 31, 2020 and assuming our common stock price is U.S. $9.31 (our common stock closing price on October 1, 2007) and the exchange rate for Canadian dollars is Cdn. $1.0082 to U.S. $1.00 (exchange rate on October 1, 2007) at the time of conversion, we would be required to issue approximately 2,803,626 shares of our common stock.

The terms of the Series B preferred stock also provide rights to their holders that could negatively impact us.   Holders of the Series B preferred stock are entitled to receive cumulative dividends at the rate of $50 per share per year, payable either in cash or in shares of our common stock.   To the extent the dividend is paid in shares, additional issuances could be dilutive to our existing stockholders and the sale of those shares could have a negative impact on the price of our common stock.  A share of our Series B preferred stock may be converted at any time, at the option of the holder, into 85.1064 shares of our common stock (which is equivalent to an initial conversion price of $11.75 per share), plus cash in lieu of fractional shares.  Furthermore, the conversion rate applicable to the Series B preferred stock is subject to adjustment upon the occurrence of certain events.

USE OF PROCEEDS

We are registering 500,000 shares of our common stock on a registration statement on Form S-1, for which this prospectus forms a part, which will be offered to certain of our employees as partial payment for annual bonuses earned and to be earned by such employees with respect to our performance targets for our future fiscal years ending October 31, 2007, 2008 and 2009. No proceeds will be received by us from the offer and issuance of these shares.

PLAN OF DISTRIBUTION

We are offering 500,000 shares of our common stock to certain of our employees as partial payment for annual bonuses earned and to be earned with respect to our performance targets for our future fiscal years ending October 31, 2007, 2008 and 2009. This offering will commence after the effectiveness of the registration statement of which this prospectus forms a part and will then continue to be made on a continuous basis for a period of three years from the effective date of the registration statement as follows:

• shares will be issued to our employees relating to payments of bonuses for our fiscal year ending October 31, 2007 at a time no earlier than October 31, 2007 but no later than one year from the effective date of the registration statement; and

• shares will be issued to our employees relating to payments of bonuses for our fiscal year ending October 31, 2008 at a time no earlier than October 31, 2008 but no later than two years from the effective date of the registration statement.

• shares will be issued to our employees relating to payments of bonuses for our fiscal year ending October 31, 2009 at a time no earlier than October 31, 2009 but no later than two years from the effective date of the registration statement.

We may actually offer fewer shares to employees depending on such factors as actual performance of the employees and future market prices of the Company's stock. This is not a resale prospectus. Upon the effective date of the registration statement relating to this offering, the 500,000 shares will become freely tradable upon issuance without restriction or further registration under the Securities Act of 1933. Notwithstanding the foregoing, any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act of 1933, regardless of whether the shares are freely tradable, may only be sold in compliance with the provisions of such Rule 144. In general, our affiliates are any persons that directly, or indirectly, through one or more intermediaries, control, or are controlled by, or under common control with us. Subject to Rule 144 limitations on affiliate sales, upon the effective date of the registration statement relating to this offering, the employees who receive shares of our common stock hereunder will be entitled to sell their shares of common stock at various times, at varying prices determined at the time of sale and in various transactions including, but not limited to, on the Nasdaq Global Stock Market or any national securities exchange or quotation service on which our shares of common stock may be listed or quoted at the time of the sale.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and related provisions of our certificate of incorporation and bylaws. For more detailed information, please see our certificate of incorporation and bylaws, as amended.

Authorized and Outstanding Capital Stock

Our authorized capital stock consists of 150,000,000 shares of common stock, par value $.0001 per share, and 250,000 shares of preferred stock, par value $.01 per share, issuable in one or more series designated by our board of directors, of which 105,875 shares of our preferred stock have been designated as 5% Series B Cumulative Convertible Perpetual Preferred Stock (“Series B preferred stock”). On September 30, 2007, 68,026,496 shares of our common stock were issued and outstanding and 64,120 shares of our Series B preferred stock were issued and outstanding. No other shares of our preferred stock are issued and outstanding.

In addition, as of September 30, 2007, there were outstanding options to purchase 5,353,886 shares of our common stock under our stock options plans, 2,041,886 shares of our common stock were available for future issuance under our stock option plans, 308,270 shares of our common stock were available for future issuance under our employee stock purchase plan, and there were outstanding warrants to purchase 905,000 shares of our common stock. In addition, as of September 30, 2007, we were obligated, if and when the holders exercise their conversion rights, to issue approximately 207,952 shares of our common stock upon conversion of the Series 1 preferred shares and 5,457,022 shares of our common stock upon conversion of the Series B preferred stock. As of September 30, 2007, there were 709 holders of record of our common stock.

Common Stock

Voting Rights

The holders of our common stock have one vote per share. Holders of our common stock are not entitled to vote cumulatively for the election of directors. Generally, all matters to be voted on by shareholders must be approved by a majority, or, in the case of the election of directors, by a plurality, of the votes entitled to be cast at a meeting at which a quorum is present by all shares of our common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any then outstanding preferred stock.

Dividends

Holders of our common stock will share ratably in any dividends declared by the board of directors, subject to the preferential rights of any of our preferred stock then outstanding. Dividends consisting of shares of our common stock may be paid to holders of shares of our common stock.

Other Rights

In the event of our liquidation, dissolution or winding up, after payment of liabilities and liquidation preferences on any of our preferred stock then outstanding, the holders of shares of our common stock are entitled to share ratably in all assets available for distribution. Holders of shares of our common stock have no preemptive rights or rights to convert their shares of our common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Under our certificate of incorporation, our board of directors has the authority, without further shareholder action, to issue from time to time, preferred stock in one or more series and for such consideration as may be fixed from time to time by our board of directors. Our board also has the authority to fix and determine, in the manner provided by law, the relative rights and preferences of the shares of any series so established, such as dividend and voting rights. Our certificate of incorporation authorizes 250,000 shares of preferred stock. Prior to the issuance of each series of preferred stock, our board will adopt resolutions creating and designating the series as a series of preferred stock. The board of directors may, without shareholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of our common stock and could have anti-takeover effects.

Series 1 Preferred Shares

On August 4, 2003, we entered into a combination agreement with Global Thermoelectric Inc. (“Global”) to combine Global with us in a share-for-share exchange pursuant to a Plan of Arrangement subject to approval by the Court of Queen’s Bench of Alberta, Canada. On October 31, 2003, our shareholders and the shareholders of Global approved the combination. On October 31, 2003, the Court of Queen’s Bench of Alberta issued an order approving the combination. On November 3, 2003, the combination transaction was consummated. In the aggregate, we issued approximately 8.2 million shares of our common stock and exchangeable shares in the acquisition. Following our acquisition of Global, Global’s Series 2 preferred shares remained outstanding in Global. At the time of the sale of our thermoelectric generator business, the holder of the Series 2 preferred shares exchanged them for Series 1 Class A cumulative redeemable exchangeable preferred shares (which were referred to as the Series 1 preferred shares) issued by FuelCell Energy, Ltd., one of our indirect, wholly-owned subsidiaries. We have guaranteed the obligations of FuelCell Energy, Ltd. under the Series 1 preferred shares.

The Series 1 preferred shares may be converted into shares of our common stock at the following conversion prices:

•	Cdn.$120.22 per share of our common stock until July 31, 2010;

•	Cdn.$129.46 per share of our common stock after July 31, 2010 until July 31, 2015;

•	Cdn.$138.71 per share of our common stock after July 31, 2015 until July 31, 2020; and

•	at any time after July 31, 2020, the price equal to 95% of the then current market price (converted to Cdn.$ at the time of such calculation) of shares of our common stock at the time of conversion.

The foregoing conversion prices are subject to adjustment for certain subsequent events. As illustrated below, the number of shares of our common stock issuable upon conversion of the Series 1 preferred shares after July 31, 2020 may be significantly greater than the number of shares issuable prior to that time.

The following examples illustrate the number of shares of our common stock that we will be required to issue to the holder(s) of the Series 1 preferred shares if and when the holder(s) exercise their conversion rights pursuant to the terms of the Series 1 preferred shares. The following examples are based upon Cdn.$25.0 million of Series 1 preferred shares outstanding (which is the amount currently outstanding) and assume that all accrued dividends on the Series 1 preferred shares have been paid through the time of the conversion and, in the case of conversions occurring after July 31, 2020, that the exchange rate for Canadian dollars is Cdn.$1.0082 to U.S.$1.00 (exchange rate on October 1, 2007) at the time of the conversion:

•	if the Series 1 preferred shares convert prior to July 31, 2010, we would be required to issue approximately 207,952 shares of our common stock;

•	if the Series 1 preferred shares convert after July 31, 2010, but prior to July 31, 2015, we would be required to issue approximately 193,110 shares of our common stock;

•	if the Series 1 preferred shares convert after July 31, 2015, but prior to July 31, 2020, we would be required to issue approximately 180,232 shares of our common stock; and

•
if the Series 1 preferred shares convert any time after July 31, 2020, assuming our common stock price is U.S. $9.31 (our common stock closing price on October 1, 2007) at the time of conversion, we would be required to issue approximately 2,803,626 shares of our common stock.

Subject to the Business Corporations Act (Alberta), the holder of the Series 1 preferred shares is not entitled to receive notice of or to attend or vote at any meeting of the FuelCell Energy, Ltd. Common shareholders. At present, we own all of the FuelCell Energy, Ltd. common stock.

Quarterly dividends of Cdn.$312,500 accrue on the Series 1 preferred shares (subject to possible reduction pursuant to the terms of the Series 1 preferred shares on account of increases in the price of our common stock). We have agreed to pay a minimum of Cdn.$500,000 in cash or common stock annually to Enbridge, the sole current holder of the Series 1 preferred shares, as long as Enbridge holds the shares. Interest accrues on cumulative unpaid dividends at a 2.45% quarterly rate, compounded quarterly, until payment thereof. All cumulative unpaid dividends must be paid by December 31, 2010. Subsequent to 2010, FuelCell Energy, Ltd. would be required to pay annual dividend amounts totaling Cdn.$1.25 million so long as the Series 1 preferred shares remain outstanding. Cumulative unpaid dividends of $5.7 million on the Series 1 preferred shares were outstanding as of September 30, 2007. We have guaranteed the dividend obligations of FuelCell Energy, Ltd. to the Series 1 preferred shareholders.

Subject to the Business Corporations Act (Alberta), we may redeem the Series 1 preferred shares, in whole or part, at any time, if on the day that the notice of redemption is first given, the volume-weighted average price at which our common stock is traded on the applicable stock exchange during the 20 consecutive trading days ending on a date not earlier than the fifth preceding day on which the notice of redemption is given was not less than a 20% premium to the current conversion price on payment of Cdn.$25.00 per Series 1 preferred share to be redeemed, together with an amount equal to all accrued and unpaid dividends to the date fixed for redemption. On or after July 31, 2010, the Series 1 preferred shares are redeemable by us at any time on payment of Cdn.$25.00 per Series 1 preferred share to be redeemed together with an amount equal to all accrued and unpaid dividends to the date fixed for redemption. Holders of the Series 1 preferred shares do not have any mandatory or conditional redemption rights. There are currently 1,000,000 Series 1 preferred shares outstanding.

In the event of the liquidation, dissolution or winding up of FuelCell Energy, Ltd., whether voluntary or involuntary, or any other distribution of its assets among its shareholders for the purpose of winding up its affairs, the holder of the Series 1 preferred shares will be entitled to receive the amount paid on such Series 1 preferred shares (currently Cdn.$25.0 million) together with an amount equal to all accrued and unpaid dividends thereon, before any amount will be paid or any of FuelCell Energy, Ltd.’s property or assets will be distributed to the holders of FuelCell Energy, Ltd.’s common stock. After payment to the holder of the Series 1 preferred shares of the amounts payable to them, the holder of the Series 1 preferred shares will not be entitled to share in any other distribution of FuelCell Energy, Ltd.’s property or assets. We have guaranteed the liquidation obligations of FuelCell Energy, Ltd. under the Series 1 preferred shares.

Series B Preferred Stock

On November 11, 2004, we entered into a purchase agreement with Citigroup Global Markets Inc., RBC Capital Markets Corporation, Adams Harkness, Inc., and Lazard Freres & Co., LLC (the “Initial Purchasers”) for the private placement under Rule 144A of up to 135,000 shares of our 5% Series B Cumulative Convertible Perpetual Preferred Stock (Liquidation Preference $1,000). On November 17, 2004 and January 25, 2005, we closed on the sale of 100,000 shares and 5,875 shares, respectively, of Series B preferred stock to the Initial Purchasers.

At October 31, 2006 and 2005, there were 250,000 preferred shares authorized of which 64,120 and 105,875 Series B preferred shares were issued and outstanding, respectively. The carrying value of the Series B preferred stock as of October 31, 2006 and 2005 represents the net proceeds to us of approximately $60.0 million and $99.0 million, respectively. During fiscal 2006, we converted 41,755 shares of Series B preferred stock into 3,553,615 shares of our common stock. The conversion occurred pursuant to the terms of the Certificate of Designation for the Series B preferred stock, whereby upon conversion, the holders received 85.1064 shares of our common stock per share of Series B preferred stock. In addition, pursuant to this conversion, we paid a conversion premium of $4.3 million.

The following is a summary of certain provisions of our Series B preferred stock. The resale of the shares of our Series B preferred stock and the resale of the shares of our common stock issuable upon conversion of the shares of our Series B preferred stock are covered by a registration rights agreement.

Ranking

Shares of our Series B preferred stock rank with respect to dividend rights and rights upon our liquidation, winding up or dissolution:

•	senior to shares of our common stock;
•	junior to our debt obligations; and
•	effectively junior to our subsidiaries’ (i) existing and future liabilities and (ii) capital stock held by others.

Dividends

The Series B preferred stock pays cumulative annual dividends of $50 per share which are payable quarterly in arrears on February 15, May 15, August 15 and November 15, which commenced on February 15, 2005, when, as and if declared by the board of directors. Dividends will be paid on the basis of a 360-day year consisting of twelve 30-day months. Dividends on the shares of our Series B preferred stock will accumulate and be cumulative from the date of original issuance. Accumulated dividends on the shares of our Series B preferred stock will not bear any interest.

The dividend rate on the Series B preferred stock is subject to upward adjustment as set forth in the certificate of designation of the Series B preferred stock if we fail to pay, or to set apart funds to pay, dividends on the shares of our Series B preferred stock for any quarterly dividend period. The dividend rate on the Series B preferred stock is also subject to upward adjustment as set forth in the registration rights agreement entered into with the Initial Purchasers if we fail to satisfy our registration obligations with respect to the Series B preferred stock (or the underlying common shares) set forth in the registration rights agreement.

No dividends or other distributions may be paid or set apart for payment upon our common shares (other than a dividend payable solely in shares of a like or junior ranking) unless all accumulated and unpaid dividends have been paid or funds or shares of common stock therefore have been set apart on our Series B preferred stock.

We may pay dividends on the Series B preferred stock:

•	in cash; or
•	at the option of the holder, in shares of our common stock, which will be registered pursuant to a registration statement to allow for the immediate sale of these common shares in the public market.

Liquidation

The Series B preferred stock has a liquidation preference of $1,000 per share. Upon any voluntary or involuntary liquidation, dissolution or winding up of FuelCell resulting in a distribution of assets to the holders of any class or series of our capital stock, each holder of shares of our Series B preferred stock will be entitled to payment out of our assets available for distribution of an amount equal to the liquidation preference per share of Series B preferred stock held by that holder, plus all accumulated and unpaid dividends on those shares to the date of that liquidation, dissolution, or winding up, before any distribution is made on any junior shares, including shares of our common stock, but after any distributions on any of our indebtedness or senior shares (if any). After payment in full of the liquidation preference and all accumulated and unpaid dividends to which holders of shares of our Series B preferred stock are entitled, holders of shares of our Series B preferred stock will not be entitled to any further participation in any distribution of our assets.

Conversion

A share of our Series B preferred stock may be converted at any time, at the option of the holder, into 85.1064 shares of our common stock (which is equivalent to an initial conversion price of $11.75 per share) plus cash in lieu of fractional shares. The conversion rate is subject to adjustment upon the occurrence of certain events, as described below, but will not be adjusted for accumulated and unpaid dividends. Upon conversion, holders of Series B preferred stock will not receive a cash payment for any accumulated dividends. Instead accumulated dividends, if any, will be cancelled.

On or after November 20, 2009 we may, at our option, cause shares of our Series B preferred stock to be automatically converted into that number of shares of our common stock that are issuable at the then prevailing conversion rate. We may exercise our conversion right only if the closing price of our common stock exceeds 150% of the then prevailing conversion price for 20 trading days during any consecutive 30 trading day period, as described in the certificate of designation for the Series B preferred stock.

If holders of shares of our Series B preferred stock elect to convert their shares in connection with certain fundamental changes (as described below and in the certificate of designation), we will in certain circumstances discussed below increase the conversion rate by a number of additional shares of common stock upon conversion or, in lieu thereof, we may in certain circumstances elect to adjust the conversion rate and related conversion obligation so that shares of our Series B preferred stock are converted into shares of the acquiring or surviving company, in each case as described in the certificate of designation.

The adjustment of the conversion price of the Series B preferred stock is to prevent dilution of the interests of the holders of the Series B preferred stock, including on account of the following:

•	Issuances of common stock as a dividend or distribution to holders of our common stock;
•	Common stock share splits or share combinations;
•	Issuances to holders of our common stock of any rights, warrants or options to purchase our common stock for a period of less than 60 days; and
•	Distributions of assets, evidences of indebtedness or other property to holders of our common stock.

Shares of our Series B preferred stock will not be redeemable by us, except in the case of a fundamental change (as described below and in the certificate of designation) whereby holders may require us to purchase all or part of their shares at a redemption price equal to 100% of the liquidation preference of the shares of Series B preferred stock to be repurchased, plus accrued and unpaid dividends, if any. We may, at our option, elect to pay the redemption price in cash or, in shares of our common stock valued at a discount of 5% from the market price of shares of our common stock, or any combination thereof. Notwithstanding the foregoing, we may only pay such redemption price in shares of our common stock that are registered under the Securities Act of 1933 and eligible for immediate sale in the public market by non-affiliates of FuelCell.

Redemption by holders of the Series B preferred stock can only occur upon a fundamental change, which we do not consider to be probable at this time. Accordingly, future adjustments of the redemption price will only be made if and when a fundamental change is considered probable.

A “fundamental change” will be deemed to have occurred if any of the following occurs:

(1) any "person" or "group" is or becomes the beneficial owner, directly or indirectly, of 50% or more of the total voting power of all classes of our capital stock then outstanding and normally entitled to vote in the election of directors;

(2) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by our Board of Directors or whose nomination for election by our shareholders was approved by a vote of two-thirds of our directors then still in office who were either directors at the beginning of such period or whose election of nomination for election was previously so approved) cease for any reason to constitute a majority of our directors then in office;

(3) the termination of trading of our common stock on the Nasdaq Stock Market and such shares are not approved for trading or quoted on any other U.S. securities exchange; or

(4) we consolidate with or merge with or into another person or another person merges with or into us or the sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of our assets and certain of our subsidiaries, taken as a whole, to another person and, in the case of any such merger or consolidation, our securities that are outstanding immediately prior to such transaction and which represent 100% of the aggregate voting power of our voting stock are changed into or exchanged for cash, securities or property, unless pursuant to the transaction such securities are changed into securities of the surviving person that represent, immediately after such transaction, at least a majority of the aggregate voting power of the voting stock of the surviving person.

Notwithstanding the foregoing, holders of shares of Series B preferred stock will not have the right to require us to repurchase their shares if either:

•
the last reported sale price of shares of our common stock for any five trading days within the 10 consecutive trading days ending immediately before the later of the fundamental change or its announcement equaled or exceeded 105% of the conversion price of the shares of Series B preferred stock immediately before the fundamental change or announcement;

•
at least 90% of the consideration, excluding cash payments for fractional shares and in respect of dissenters' appraisal rights, in the transaction constituting the fundamental change consists of shares of capital stock traded on a U.S. national securities exchange or which will be so traded or quoted when issued or exchanged in connection with a fundamental change and as a result of the transaction, shares of Series B preferred stock become convertible into such publicly traded securities; or

•	in the case of number 4 above of a fundamental change event, the transaction is effected solely to change our jurisdiction of incorporation.

Voting

Holders of shares of our Series B preferred stock have no voting rights unless (1) dividends on any shares of our Series B preferred stock or any other class or series of stock ranking on a parity with the shares of our Series B preferred stock with respect to the payment of dividends shall be in arrears for dividend periods, whether or not consecutive, containing in the aggregate a number of days equivalent to six calendar quarters or (2) we fail to pay the repurchase price, plus accrued and unpaid dividends, if any, on the fundamental change repurchase date for shares of our Series B preferred stock following a fundamental change (as described in the certificate of designation for the Series B preferred stock). In each such case, the holders of shares of our Series B preferred stock (voting separately as a class with all other series of other preferred stock on parity with our Series B preferred stock upon which like voting rights have been conferred and are exercisable, if any) will be entitled to vote for the election of two directors in addition to those directors on the board of directors at such time at the next annual meeting of shareholders and each subsequent meeting until the repurchase price or all dividends accumulated on the shares of our Series B preferred stock have been fully paid or set aside for payment. The term of office of all directors elected by the holders of shares of our Series B preferred stock will terminate immediately upon the termination of the right of holders of shares of our Series B preferred stock to vote for directors.

So long as any shares of our Series B preferred stock remain outstanding, we will not, without the consent of the holders of at least two-thirds of the shares of our Series B preferred stock outstanding at the time (voting separately as a class with all other series of preferred stock, if any, on parity with our Series B preferred stock upon which like voting rights have been conferred and are exercisable) issue or increase the authorized amount of any class or series of shares ranking senior to the outstanding shares of our Series B preferred stock as to dividends or upon liquidation. In addition, we will not, subject to certain conditions, amend, alter or repeal provisions of our certificate of incorporation, including the certificate of designation relating to our Series B preferred stock, whether by merger, consolidation or otherwise, so as to adversely amend, alter or affect any power, preference or special right of the outstanding shares of our Series B preferred stock or the holders thereof without the affirmative vote of not less than two-thirds of the issued and outstanding shares of our Series B preferred stock.

Anti-Takeover Provisions

Provisions of our Certificate of Incorporation and By-Laws

A number of provisions of our certificate of incorporation and by-laws concern matters of corporate governance and the rights of shareholders. Some of these provisions, including, but not limited to, the inability of shareholders to take action by unanimous written consent, supermajority voting provisions with respect to any amendment of voting rights provisions, the filling of vacancies on the board of directors by the affirmative vote of a majority of the remaining directors, and the ability of the board of directors to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof, without further shareholder action, may be deemed to have anti-takeover effect and may discourage takeover attempts not first approved by the board of directors, including takeovers which shareholders may deem to be in their best interests. If takeover attempts are discouraged, temporary fluctuations in the market price of shares of our common stock, which may result from actual or rumored takeover attempts, may be inhibited. These provisions, together with the ability of the board of directors to issue preferred stock without further shareholder action, could also delay or frustrate the removal of incumbent directors or the assumption of control by shareholders, even if the removal or assumption would be beneficial to our shareholders. These provisions could also discourage or inhibit a merger, tender offer or proxy contest, even if favorable to the interests of shareholders, and could depress the market price of our common stock. The board of directors believes these provisions are appropriate to protect our interests and the interests of our shareholders. The board of directors has no present plans to adopt any further measures or devices which may be deemed to have an “anti-takeover effect.”

Delaware Anti-Takeover Provisions

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a publicly-held Delaware corporation from engaging in a “business combination,” except under certain circumstances, with an “interested shareholder” for a period of three years following the date such person became an “interested shareholder” unless:

• before such person became an interested shareholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the interested shareholder becoming an interested shareholder;

• upon the consummation of the transaction that resulted in the interested shareholder becoming an interested shareholder, the interested shareholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares held by directors who are also officers of the corporation and shares held by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

• at or following the time such person became an interested shareholder, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of shareholders (and not by written consent) by the affirmative vote of the holders of at least 66 2/3 percent of the outstanding voting stock of the corporation which is not owned by the interested shareholder.

The term “interested shareholder” generally is defined as a person who, together with affiliates and associates, owns, or, within the three years prior to the determination of interested shareholder status, owned, 15 percent or more of a corporation’s outstanding voting stock. The term “business combination” includes mergers, asset or stock sales and other similar transactions resulting in a financial benefit to an interested shareholder. Section 203 makes it more difficult for an “interested shareholder” to effect various business combinations with a corporation for a three-year period. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of our common stock held by shareholders. A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or any amendment thereto. Our certificate of incorporation does not contain any such exclusion.

Listing on the Nasdaq Global Market

Our common stock is listed on the Nasdaq Global Market under the symbol “FCEL”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock and preferred stock is Continental Stock Transfer & Trust Company, New York, New York.

LIMITATION ON LIABILITY AND INDEMNIFICATION MATTERS

Our certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our shareholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	Any breach of their duty of loyalty to us or our shareholders;

•	Acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	Unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	Any transaction from which the director derived an improper personal benefit.

Our bylaws provide for the indemnification of our directors and officers to the fullest extent permitted by Delaware law. We believe that these bylaw provisions are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage shareholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors and officers regarding which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Insofar as the provisions of our certificate of incorporation or bylaws provide for indemnification of directors or officers for liabilities arising under the Securities Act of 1933, as amended, we have been informed that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

Our certificate of incorporation provides that none of our directors will be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law. Our by-laws provide for indemnification of our officers and directors to the fullest extent permitted by applicable law. Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of FuelCell pursuant to the Certificate of Incorporation, Bylaws or applicable law, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

LEGAL MATTERS

The validity of the Shares offered hereby has been passed upon for us by Robinson & Cole LLP, Stamford, Connecticut.

EXPERTS

Our consolidated financial statements as of October 31, 2006 and 2005, and for each of the three years in the period ended October 31, 2006, incorporated by reference in this prospectus and in the registration statement of which this prospectus is a part, from our Annual Report on Form 10-K for the year ended October 31, 2006, have been audited by KPMG LLP, independent registered public accounting firm, as stated in their report, and have been so incorporated in reliance upon the report given on their authority as experts in accounting and auditing. The audit report covering the October 31, 2006 consolidated financial statements refers to a change in the method of accounting for share-based payments.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission (SEC) a registration statement on Form S-1 under the Securities Act with respect to the Shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. We have omitted certain parts of the registration statement as permitted by the rules and regulations of the SEC. For further information about us and the Shares offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, therefore, we file annual, quarterly and current reports, proxy statements and other information with the SEC.  Such periodic reports, proxy statements and other information are available for inspection and copying at the public reference room and web site of the SEC referred to above. Our common stock is quoted on the Nasdaq Global Market, and you may also inspect and copy our SEC filings at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, N.W., Washington, D.C. 20006.

You should rely only on the information provided in this prospectus and the registration statement. We have not authorized anyone else to provide you with different information.  The Shares are not being offered in any state where the offer is not permitted.  You should assume that the information in this prospectus is accurate only as of the dates of those documents.  Our business, financial condition, results of operations and prospects may have changed since those dates.

INCORPORATION BY REFERENCE

The Securities and Exchange Commission (SEC) allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this registration statement and prospectus the documents listed below, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

1.	Our Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2007.

2.	Our Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007.

3	Our Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2007.

4.	Our Annual Report on Form 10-K for the fiscal year ended October 31, 2006;

5.	Our Proxy for our shareholders’ meeting on March 27, 2007, filed on February 23, 2007;

6.	Our Current Reports on Form 8-K filed August 30, June 6, April 23, April 10, April 3, March 30, March 9, February 23 and January 16, 2007 and December 19, 2006;

7.	Our registration statement on Form S-3 filed September 18, 2007; and

8.
The description of our common stock set forth in our registration statement on Form 8-A, filed with the SEC on June 6, 2000, including any amendments or reports filed for the purposes of updating this description.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to FuelCell Energy, Inc., Attention: Corporate Secretary, 3 Great Pasture Road, Danbury, Connecticut 06813, telephone: (203) 825-6000.

[LOGO]

500,000 Shares of Common Stock

PROSPECTUS

[___________], 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

The following table sets forth all expenses payable by us in connection with the offering of the securities being registered. All such expenses are being borne by us.

SEC Registration Fee	$144
Accounting Fees and Expenses*	$5,000
Legal Fees and Expenses*	$5,000
Miscellaneous Expenses*	$2,856

Total*	$13,000

* Estimated.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person, including an officer and director, who was or is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.  The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal actions and proceedings, had no reasonable cause to believe that his conduct was unlawful.  A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation.  Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter herein, the corporation must indemnify such person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.

Our certificate of incorporation provides that none of our directors will be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law.

Our by-laws provide for indemnification of our officers and directors to the fullest extent permitted by applicable law. We also maintain directors’ and officers’ liability insurance policies.

Item 15. Recent Sales of Unregistered Securities

The following sets forth information regarding all unregistered securities issued and sold during the last three years:

1.
On November 11, 2004, we entered into a purchase agreement with Citigroup Global Markets Inc., RBC Capital Markets Corporation, Adams Harkness, Inc., and Lazard Freres & Co., LLC (the “Initial Purchasers”) for the private placement under Rule 144A of up to 135,000 shares of our 5% Series B Cumulative Convertible Perpetual Preferred Stock (Liquidation Preference $1,000). On November 17, 2004 and January 25, 2005, we closed on the sale of 100,000 shares and 5,875 shares, respectively, of Series B preferred stock to the Initial Purchasers. Net proceeds to us were approximately $99.0 million. During fiscal 2006, we converted 41,755 shares of Series B preferred stock into 3,553,615 shares of our common stock. As of September 30, 2007, 64,120 Series B preferred shares were issued and outstanding.

2.
On February 7, 2007, we sold 3,822,630 shares of our common stock to POSCO Power for $29.0 million. These securities were exempt from registration pursuant to section 4(2) of the Securities Act of 1933. We filed a registration statement on Form S-3 with the SEC on September 18, 2007 to register these shares for resale by POSCO Power.

3.
On July 7, 2005, we issued warrants to purchase up to an aggregate of 1,000,000 shares of our common stock to Enbridge, Inc. in conjunction with an amended distribution agreement. These warrants were exempt from registration pursuant to section 4(2) of the Securities Act of 1933. The warrants vest on a graduated scale based on the total number of megawatts contained in product orders and the timing of when such orders are generated by Enbridge, Inc. The exercise prices of the warrants range from $9.89 to $11.87 per share and the expiration dates range from June 30, 2007 to June 30, 2010. As of September 30, 2007, 37,500 warrants were vested with an exercise price of $9.89 and the remaining 867,500 warrants were unvested. As of September 30, 2007, Enbridge Inc. had not exercised any of these warrants.

Item 16. Exhibits and Financial Statement Schedules

(a) EXHIBITS

Exhibit No.	Description

3.1	Certificate of Incorporation of the Registrant, as amended, July 12, 1999 (incorporated by reference to exhibit of the same number contained in the Company’s Form 8-K dated September 21, 1999)

3.1.1
Certificate of Amendment of the Certificate of Incorporation of the Registrant, dated October 31, 2003 (incorporated by reference to exhibit of the same number contained in the Company’s Form 8-K dated November 4, 2003)

3.2	Restated By-Laws of the Registrant, dated July 13,1999 (incorporated by reference to exhibit of the same number contained in the Company’s Form 8-K dated September 21, 1999)

Exhibit No.	Description

4	Specimen of Common Share Certificate (incorporated by reference to exhibit of the same number contained in the Company’s Annual Report on Form 10K/A for fiscal year ended October 31, 1999)

5.1	Consent of Robinson & Cole LLP

10.6
**License Agreement, dated February 11, 1988, between Electric Power Research Institute and the Company (confidential treatment requested) (incorporated by reference to exhibit of the same number contained in the Company’s Registration Statement on Form S-1 (File No. 33-47233) dated April 14, 1992)

10.21
*FuelCell Energy, Inc. 1988 Stock Option Plan (incorporated by reference to exhibit of the same number contained in the Company’s Amendment No. 1 to its Registration Statement on Form S-1 (File No. 33-47233) dated June 1, 1992)

10.26
Addendum to License Agreement, dated as of September 29, 1989, between Messerschmitt-Bölkow-Blohm and the Company (incorporated by reference to exhibit of the same number contained in the Company’s Amendment No. 3 to its Registration Statement on Form S-1 (File No. 33-47233) dated June 24, 1992)

10.27
Cross-Licensing and Cross-Selling Agreement, as amended December 15, 1999, between the Company and MTU CFC Motoren-Und Turbinen-Union Friedrichshafen GmbH (“MTU CFC”) (incorporated by reference to exhibit of the same number contained in the Company’s 10-Q for the period ended January 31, 2000)

10.31
License Agreement for The Santa Clara Demonstration Project between the Company and the Participants in the Santa Clara Demonstration Project, dated September 16, 1993 (incorporated by reference to exhibit of the same number contained in the Company’s 10-KSB for fiscal year ended October 31, 1993, dated January 18, 1994)

10.32
Security Agreement for the Santa Clara Demonstration Project, dated September 16, 1993 (incorporated by reference to exhibit of the same number contained in the Company’s 10-KSB for fiscal year ended October 31, 1993, dated January 18, 1994)

10.33
Guaranty By FuelCell Energy, Inc., dated September 16, 1993, for the Santa Clara Demonstration Project (incorporated by reference to exhibit of the same number contained in the Company’s 10-KSB for fiscal year ended October 31, 1993, dated January 18, 1994)

10.36
*The FuelCell Energy, Inc. Section 423 Stock Purchase Plan (incorporated by reference to exhibit of the same number contained in the Company’s 10-KSB for fiscal year ended October 31, 1994 dated January 18, 1995)

Exhibit No.	Description

10.39
**Cooperative Agreement, dated December 20, 1994, between the Company and the United States Department of Energy, Cooperative Agreement #DE-FC21-95MC31184 (confidential treatment requested) (incorporated by reference to exhibit of the same number contained in the Company’s 10-KSB for fiscal year ended October 31, 1994 dated January 18, 1995)

10.40
Loan and Security Agreement between the Company and MetLife Capital Corporation (incorporated by reference to exhibit of the same number contained in the Company’s 10-KSB for fiscal year ended October 31, 1995 dated January 17, 1996)

10.41
*Amendment No. 2 to the FuelCell Energy, Inc. Section 423 Stock Purchase Plan (incorporated by reference to exhibit of the same number contained in the Company’s 10-Q for the period ended April 30, 1996 dated June 13, 1996)

10.42
*Amendments to the FuelCell Energy, Inc. 1988 Stock Option Plan (incorporated by reference to exhibit of the same number contained in the Company’s 10-Q for the period ended April 30, 1996 dated June 13, 1996)

10.47
Amendment of Cooperative Agreement dated September 5, 1996 between the Company and the United States Department of Energy, Cooperative Agreement #DE-FC21-95MC31184 (incorporated by reference to exhibit of the same number contained in the Company’s 10-K for the fiscal year ended October 31, 1998)

10.48
*Employment Agreement between FuelCell Energy, Inc. and the Chief Financial Officer, Treasurer and Secretary, dated October 5, 1998 (incorporated by reference to exhibit of the same number contained in the Company’s 10-K for the fiscal year ended October 31, 1998)

10.49
*Employment Agreement between FuelCell Energy, Inc. and the President and Chief Executive Officer, dated August 1, 1997 (incorporated by reference to exhibit of the same number contained in the Company’s 10-K for the fiscal year ended October 31, 1997)

10.50
**Technology Transfer and License Agreement between the Company and the Joint Venture owned jointly by the Xiamen Daily-Used Chemicals Co., Ltd. Of China and Nan Ya Plastics Corporation of Taiwan, dated February 21, 1998 (incorporated by reference to exhibit of the same number contained in the Company’s 10-Q for the period ended April 30, 1998)

10.54	*The FuelCell Energy, Inc. 1998 Equity Incentive Plan (incorporated by reference to exhibit of the same number contained in the Company’s 10-Q for the period ended July 31, 1998)

10.55
Lease agreement, dated March 8, 2000, between the Company and Technology Park Associates, L.L.C. (incorporated by reference to exhibit of the same number contained in the Company’s 10-Q for the period ended April 30, 2000)

Exhibit No.	Description

10.56
Security agreement, dated June 30, 2000, between the Company and the Connecticut Development Authority (incorporated by reference to exhibit of the same number contained in the Company’s 10-Q for the period ended July 31, 2000)

10.57
Loan agreement, dated June 30, 2000, between the Company and the Connecticut Development Authority (incorporated by reference to exhibit of the same number contained in the Company’s 10-Q for the period ended July 31, 2000)

10.58
*Modification, dated June 20, 2002, to the Employment Agreement between FuelCell Energy, Inc. and the President and Chief Executive Officer (incorporated by reference to exhibit of the same number contained in the Company’s 10-Q for the period ended July 31, 2002)

10.59
*Modification, dated January 12, 2006, to the Employment Agreement between FuelCell Energy, Inc. and the Jerry D. Leitman (incorporated by reference to exhibit of the same number contained in the Company’s 8-K dated January 17, 2006).

10.60	* Employment Agreement, dated January 12, 2006, between R. Daniel Brdar (incorporated by reference to exhibit of the same number contained in the Company’s 8-K dated January 17, 2006).

14
Code of Ethics applicable to the Company’s principal executive officer, principal financial officer and principal accounting officer. (incorporated by reference to exhibit of the same number contained in the Company’s 10-K for the year ended October 31, 2004)

21	Subsidiaries of the Registrant (incorporated by reference to exhibit of the same number contained in the Company’s 10-K for the year ended October 31, 2006)

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Robinson & Cole LLP (included in Exhibit 5)

24	Power of attorney (incorporated by reference to exhibit of the same number contained in the Company’s Registration Statement on Form S-1, filed with the SEC on January 21, 2005)

* Management Contract or Compensatory Plan or Arrangement ** Confidential Treatment has been granted for portions of this document

(b) FINANCIAL STATEMENT SCHEDULES

Supplemental schedules are not provided because of the absence of conditions under which they are required or because the required information is given in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned Registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (“Exchange Act”) that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

2.  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. That, for the purpose of determining liability under the Securities Act to any purchaser:

(a)
each prospectus filed by the registrant pursuant to Rule 424(b)(3)shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(b)
each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

5. That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

6. The undersigned registrant hereby undertakes that: (i) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective; and (ii) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

7. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

8.  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Danbury, State of Connecticut, on October 25, 2007.

FUELCELL ENERGY, INC.

By:	/s/ R. Daniel Brdar
R. Daniel Brdar
President and
Chief Executive Officer

Each such person whose signature appears below hereby appoints R. Daniel Brdar and Joseph G. Mahler, and each of them, each of whom may act without joinder of the other, as his or her true and lawful attorney-in-fact and agent, with full power and substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to execute in the name and on behalf of such person any amendment or any post-effective amendment to this Registration Statement, and any registration statement relating to any offering made in connection with the offering covered by this Registration Statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing appropriate or necessary to be done, as full and for all intents and purposes and he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ R. Daniel Brdar	President, Chief Executive Officer	October 25, 2007
R. Daniel Brdar	(Principal Executive Officer) and Chairman of the Board

/s/ Joseph G. Mahler	Senior Vice President, Chief Financial Officer,	October 25, 2007
Joseph G. Mahler	Corporate Secretary and Treasurer (Principal Accounting and Financial Officer)

/s/ Michael Bode	Director	October 18, 2007
Michael Bode

/s/ Richard A. Bromley	Director	October 17, 2007
Richard A. Bromley

/s/ Glenn H. Epstein	Director	October 21, 2007
Glenn H. Epstein

/s/ James D. Gerson	Director	October 18, 2007
James D. Gerson

/s/ Thomas L. Kempner	Director	October 16, 2007
Thomas L. Kempner

/s/ William A. Lawson	Director	October 17, 2007
William A. Lawson

/s/ George K. Petty	Director	October 16, 2007
George K. Petty

/s/ John A. Rolls	Director	October 16, 2007
John A. Rolls

INDEX OF EXHIBITS

Exhibit No.	Description

5	Opinion of Robinson & Cole LLP

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Robinson & Cole LLP (included in Exhibit 5)